

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 20, 2009

Michael S. Fields
Chief Executive Officer
KANA Software, Inc.
181 Constitution Drive
Menlo Park, CA 94025

      Re: **KANA Software, Inc.**
               Preliminary Revised Proxy Statement on Schedule 14A
               Filed November 20, 2009
               File No. 000-27163

Dear Mr. Fields:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      Maryse Mills-Apenteng
                      Special Counsel

cc: <u>Via facsimile: (415) 281-1350</u>
       David Michaels, Esq.
       Fenwick & West LLP